Exhibit 99.2

ASMI announces its Roadmap to Front-end Peer Group Profitability

A comprehensive operating plan combined with organisational changes to increase focus on Front-end profitability and create shareholder value

Bilthoven, the Netherlands, April 28, 2008 — ASM International N.V. (NASDAQ: ASMI and Euronext Amsterdam: ASM) today announced details of its plan to achieve operating profit margins for its Front-end business in line with its peer group in 2009.

The company also announced a significant change to the organisational structure of the Front-end business.

Highlights of the Roadmap

Financial

Strong management commitment to reach peer profitability in 2009

•	Revenue growth above market growth

•	Expand operating profit margins of the Front-end business to 11-13% in 2009, from 3.4% in 2007

•	Increase cash generation by reducing relative working capital by €30m from 2007 to the end of 2009 and limiting total net capex to €30-35m for the combined period 2008 and 2009

As part of its preliminary 2008 first quarter results for the Front-end, the company announced an improved net earnings break-even level of around €90m amid challenging markets vs. €110m on average in 2007, an indication that initiatives introduced in 2007 are starting to yield results.

For 2010 and beyond ASMI expects to continue to outgrow the market and to achieve operating profit margins at the top half level of its peer group.

Organisation and Operations

•	Create a truly global organisation with focus on commercialisation of our strong product portfolio

•	Appoint VP Global Sales and Service, VP Global Operations and VP Front-end Products

•	Review incentive structure and alignment with the new organisational structure

•	Continue FEMS, global sourcing initiative and production platform reduction to further improve gross margin

•	Divest RTP and NP product lines

•	Close head office in Bilthoven and move to Almere

Mr Chuck del Prado, chief executive, commented:

“The plans we have announced today are ambitious, but also deliverable. They build on the significant investments we made in our Front-end product lines in the first half of this decade and the progress made over the past two years to improve profitability and represent an acceleration of the ambitions of ASMI. We recognize that the profitability of our Front-end business needs further improvement. We are committed to change and have made hard choices to further accelerate the commercialisation of our Front-end business. We believe our technology leadership and strong market positions ideally position our Front-end business to deliver superior growth.

In the Front-end business we continue to make good progress decreasing cost levels and improving profitability, despite the challenging operating environment. The changes we are making to the focus, organisation and culture of the company will propel growth and transform the cost structure of the Front-end business and pay further benefits when market conditions start to improve,

As new CEO I am strongly committed, together with the team, to aggressively realise the upside potential of the Front-end business and deliver value to our shareholders”.

Contacts:

Mary Jo Dieckhaus	+ 1 212 986 29 00
Erik Kamerbeek	+ 31 30 229 85 00

Background

ASM International consists of two businesses – the 53.1% owned Back-end business, ASM Pacific Technology (ASM PT); and the 100% owned Front-end business. Today’s announcement focuses on the actions the company is taking to meet its target of achieving peer-group profitability in the Front-end business in 2009 and outlines its vision for 2010 and beyond.

In the late 1990s, the evolution of the Front-end business was seriously damaged by a protracted patent dispute with Applied Materials, which led to costs of approximately $120m for the company. At the same time ASMI was forced to spend heavily to retool the Front- end business so that it had a product suite fit for market. This essential investment programme – focused on repositioning the product portfolio in 300mm – was financed by use of dividends from the ASM PT business.

By 2006 this process was substantially completed. The Front-end business had built up an excellent IP portfolio with strong market positions. As a result, the focus was shifted in 2006 to profitability.

Progress in 2006 and 2007

In furtherance of the aim for peer group profitability, ASMI announced a number of financial targets in 2006 for its Front-end business:

2006 – Become EBITDA positive (Result: EBITDA of €17m)

2007 – Achieve positive net earnings (Result: net earnings of €7.7m1)

2009 – Achieve peer group profitability

The company met both its 2006 and 2007 targets and improved EBIT by nearly €50m over these two years. The Front-end operations remain less profitable, however, than their peers, with a 3.4% EBIT margin in 2007 compared to a peer group average of 9.1% over the calendar year 2007.2 It was in order to close this gap that the company articulated the third target in 2006 – achieve peer group profitability in 2009.

The announcement today focuses on the steps that have been and/or will be taken to achieve this target.

Roadmap to Front-end Peer Group Profitability in 2009

The company’s key strengths are a leading IP portfolio, excellent market positions and worldwide sales to the top 10 global IC-manufacturers.

Leveraging from this position the company will execute the following action plan to achieve peer group profitability in 2009:

1.	Drive revenue growth
2.	Expand operating margin
3.	Improve cash conversion
4.	Change organisational structure and culture

1 Drive Revenue Growth

A crucial focus for the company going forward is to further improve the commercialisation of its products. This involves promoting the “customer voice” much higher up the organisation. A new organisation structure with an aligned incentive structure and the appointment of a VP Global Sales and Service will enable a much more focussed approach to driving revenue growth.

Although the market is forecast to decline in the short-term, ASMI expects to significantly outperform owing to strong positions in high growth segments (PE-CVD; TP-ALD, CP-ALD and EPI); aggressive growth in ALD; and the significant opportunity in PE-CVD. Additionally, revenue growth will be enhanced by accelerating focus and penetration into Asia as well as the Memory and Foundry segments.

Based on current market assumptions ASM expects to achieve Front-end revenues of €440-480m in 2009, a change of -2% to +6% from 2007 versus an expected market decline of 9%, according to Gartner3. ASMI also expects to continue to outgrow the market in 2010 and beyond.

[1]	Excludes the expense from early extinguishment of the convertible debt for €10m.
[2]

Peer group selection based on four criteria; scale, market leadership, product overlap and product diversification. Scale and market leadership are the most important criteria as they are the key contributors to profitability due to operating leverage and focus. Based on these criteria ASM’s Front-end peer group consists of Aixtron, Axelis, Mattson, Novellus, Semitool, Varian and Veeco

[3]	Gartner 14 April 2008 – “Forecast: Semiconductor Capital Equipment Contracts Hard in 2008”

2 Expand Operating Margin

The new management team commits to an operating margin target of 11-13% by 2009.

The key elements to achieve this target are gross margin improvement and operating expense reductions.

Based on current market assumptions gross margin is expected to increase from 32.2% in 2007 to 37-39% in 2009. The key contribution will come from:

–	Continuation of FEMS – Shift of Front-end production to Singapore, in which ASMI has invested since 2004. FEMS reduced materials costs by €16m from 2005 to 2007 and is expected to further reduce this by €15m-€20m in 2009 as benefits from phase 1 will start to ramp up and as it will enter into the second and third phase of its program; Merge in Transit, Design for Manufacturing and Final Assembly and Testing

–	Global Sourcing – This initiative is expected to contribute at least an additional €10m to gross margin by 2009 and will be one of key focus areas for the new VP Global Operations

–	Platform Reduction – All single wafer applications and product lines will have migrated to one single product platform by 2010 and all single wafer products will use the same Equipment Front-end Module by 2009, which is manufactured by FEMS. This will drive standardization across all Front-end products and is expected to reduce costs by €10-€20m in 2010/2011

Based on current market assumptions the company expects to reduce operating expenses from €130m in 2007 to €114-125m in 2009. The key contribution will come from:

–	Divest RTP and NP product lines. Combined operating loss amounted to €3.5m in 2007 and operating expenses €4.5 m

–	Streamline SG&A. Standardization of general and administrative functions and global roll-out of SAP. Consolidation and standardization of production at FEMS. Closure of the Dutch head office in Bilthoven and consolidation in Almere location. Central approach to documentation and training

–	Global disciplined approach to R&D resource and budget allocation, which will be driven by a newly appointed VP FE Products

The initiatives outlined will accelerate the progress the company has been making over the past years.

3 Improve cash conversion

The Front-end business will focus on working capital reduction and capital expenditures efficiency.

The relative working capital improvement will have a positive impact on cash level of over €30m from 2007 to 2009. Net capital expenditure will not exceed depreciation, will not exceed 4% of revenues in 2008 and 2009 and will amount to €30-35m for 2008 and 2009 combined.

4 Change organisational structure and culture

The announced organisational change of the Front-end business represents a far-reaching and critical change to the way the company will be run. The new organisational structure is an essential underpin to the financial commitments the company is making.

The organisational structure of the Front-end business will shift from a regional structure with geographical silos to a truly global structure. The newly appointed VPs for Global Sales and Service, Global Operations and FE Products will directly report to the CEO. There will be clear objective settings for the entire organisation introducing stronger (financial) accountability in the company, which is further underlined by a medium and long term incentive programme.

The new global organisational structure will drive a cultural change in the organisation, and will promote improved focus, efficiency, commercialisation and execution.

Vision for 2010 and beyond

ASMI’s ambition to create value extends well beyond achieving peer-group margins for the Front-end business by 2009. The combination of a strong product portfolio and superior market positions, aligned to an enhanced sales focus, will help to continue to outgrow the market in 2010 and beyond. Furthermore Front-end operating margin for 2010 and beyond is targeted at the top half of the peer group.

ASMI continues to believe that the convergence of the Front-end and Back-End activities within the industry, already underway, will accelerate further from 2011. From this date ASMI expects to unlock the commercial potential of its unique combination of both activities within one company.

Preliminary Q1 2008 Front-end Results

ASMI will report its 2008 first quarter results for Front-end on May 5. Preliminary results show that improvement initiatives taken in 2007 already yield results. The Front-end business reports preliminary revenues of €83.9m vs. earlier guidance of €77-83m. The gross margin for Q1 at 34.0% compares favourably to 30.0% in Q1 2007 and 32.2% for FY2007. Despite the challenging market circumstance in the Wafer Fab Equipment industry, ASM’s Front-end business reports a positive EBIT with improved quarterly net earnings break-even level from €110m on average in 2007 to around €90m in the first quarter of 2008.

About ASM

ASM International N.V. and its subsidiaries design and manufacture equipment and materials used to produce semiconductor devices. The company provides production solutions for wafer processing (Front-end segment) as well as assembly and packaging (Back-end segment) through facilities in the United States, Europe, Japan and Asia. ASM International’s common stock trades on NASDAQ (symbol ASMI) and the Euronext Amsterdam Stock Exchange (symbol ASM). For more information, visit ASMI’s web site at www.asm.com.

Safe Harbor Statement under the U.S. Private Securities Litigation Reform Act of 1995: All matters discussed in this statement, except for any historical data, are forward-looking statements. Forward-looking statements involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These include, but are not limited to, economic conditions and trends in the semiconductor industry generally and the timing of the industry cycles specifically, currency fluctuations, the timing of significant orders, market acceptance of new products, competitive factors, litigation involving intellectual property, shareholder and other issues, commercial and economic disruption due to natural disasters, terrorist activity, armed conflict or political instability, epidemics and other risks indicated in the Company’s filings from time to time with the U.S. Securities and Exchange Commission, including, but not limited to, the Company’s reports on Form 20-F and Form 6-K. The Company assumes no obligation nor intends to update or revise any forward-looking statements to reflect future developments or circumstances.